VISPIRI Inc.
(formerly known as Cleveland Whiskey LLC)
A Delaware Corporation

Combined Financial Statements
and Independent Auditor's Report
December 31, 2019 and 2018

VISPIRI INC.

TABLE OF CONTENTS



To the Board of Directors of
VISPIRI Inc.
Cleveland, Ohio

INDEPENDENT AUDITOR'S REPORT

Report on the Combined Financial Statements

We have audited the accompanying combined financial statements of VISPIRI Inc. and Cleveland Whiskey LLC (collectively, the "Company"), which comprise the combined balance sheets as of December 31, 2019 and 2018, and the related combined statements of operations, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the combined financial statements.

Management's Responsibility for the Combined Financial Statements

Management is responsible for the preparation and fair presentation of these combined financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of combined financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these combined financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined financial statements are free from material misstatements.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the combined financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the combined financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the combined financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the combined financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Artesian CPA, LLC

1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

Opinion

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the combined financial position of VISPIRI Inc. and Cleveland Whiskey LLC as of December 31, 2019 and 2018, and the results of its operations and its cash flows for the years then ended, in accordance with accounting principles generally accepted in the United States of America.

Emphasis of a Matter – Going Concern

The accompanying combined financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 3 to the combined financial statements, the Company generated negative cash flows from operations and incurred net losses of $167,102 and $327,615 for the years ended December 31, 2019 and 2018, respectively, and has accumulated deficit of $2,988,405 as of December 31, 2019. In addition, the Company faces significant economic uncertainty due to the COVID-19 pandemic and associated economic slowdown. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. Management's plans regarding these matters are also described in Note 3. The combined financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Artesian CPA, LLC

Artesian CPA, LLC
Denver, Colorado
October 29, 2020

Artesian CPA, LLC
1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

VISPIRI INC.
Combined Balance Sheets
As of December 31, 2019 and 2018

		December 31, 2019		December 31, 2018
ASSETS				
Current Assets:				
Cash on hand and in banks	$	347,889	$	568,248
Accounts receivable, net		232,956		193,706
Inventory		354,320		366,921
Prepaid expense		6,639		8,414
Total Current Assets		941,804		1,137,289
Non-Current Assets:				
Property and equipment, net		442,985		499,924
Intangible assets, net		40,840		51,924
Total Non-Current Assets		483,825		551,848
TOTAL ASSETS	$	1,425,629	$	1,689,137
LIABILITIES AND STOCKHOLDERS' EQUITY				
Liabilities:				
Current Liabilities:				
Accounts payable	$	88,926	$	113,097
Accrued liabilities		29,205		234,105
Deferred revenue		-		7,421
Notes payable, net of unamortized discount, current portion		124,103		106,490
Convertible notes payable, current portion		71,146		68,361
Total Current Liabilities		313,380		529,474
Non-Current Liabilities:				
Notes payable, net of current portion and unamortized discount		384,345		379,685
Convertible notes payable, net of current portion		232,898		304,044
Total Non-Current Liabilities		617,243		683,729
Total Liabilities		930,623		1,213,203
Stockholders' Equity:				
Preferred stock, $0.00001 par, 1,139,989 shares authorized, 1,139,989 shares issued and outstanding as of both December 31, 2019 and 2018. Liquidation preference of $837,892 as of both December 31, 2019 and 2018.		11		11
Class A common stock, $0.00001 par, 1,488,009 shares authorized, 1,488,009 shares issued and outstanding as of both December 31, 2019 and 2018.		15		15
Class C common stock, $0.00001 par, 166,000 shares authorized, 166,000 shares issued and outstanding as of both December 31, 2019 and 2018.		2		2
Class D common stock, $0.00001 par, 268,605 shares authorized, 268,605 shares issued and outstanding as of both December 31, 2019 and 2018.		3		3
Class E common stock, $0.00001 par, 189,027 shares authorized, 189,027 shares issued and outstanding as of both December 31, 2019 and 2018.		2		2
Class B common stock, $0.00001 par, 472,002 shares authorized, 46,500 shares issued and outstanding as of both December 31, 2019 and 2018.		-		-
Additional paid-in capital		3,483,378		3,297,204
Accumulated deficit		(2,988,405)		(2,821,303)
Total Stockholders' Equity		495,006		475,934
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	1,425,629	$	1,689,137

See Independent Auditor's Report and accompanying notes, which are an integral part of these combined financial statements.

VISPIRI INC.
Combined Statements of Operations
For the years ended December 31, 2019 and 2018

	2019	2018
Sales, net	$ 2,005,312	$ 1,687,182
Cost of goods sold	(901,198)	(710,834)
Gross profit	1,104,114	976,348
Operating Expenses:		
Selling	531,688	610,955
Marketing	359,063	215,621
General and administrative	573,619	403,075
Federal excise taxes	38,705	26,656
Total Operating Expenses	1,503,075	1,256,307
Loss from operations	(398,961)	(279,959)
Other Income (Expenses):		
Gain on debt forgiveness - related party	281,605	-
Interest income	3,484	1,721
Interest expense	(53,230)	(49,377)
Total Other Income (Expenses)	231,859	(47,656)
Provision for income taxes	-	-
Net Loss	$ (167,102)	$ (327,615)

VISPIRI INC.
Combined Statements of Changes in Stockholders' Equity
For the years ended December 31, 2019 and 2018

	Preferred Stock		Class A Common Stock		Class C Common Stock		Class D Common Stock		Class E Common Stock		Class B Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total Stockholders' Equity/ (Deficit)
	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount			
Balance at December 31, 2017	1,139,989	$ 11	1,488,009	$ 15	166,000	$ 2	268,605	$ 3	-	$ -	46,500	$ -	$ 2,452,774	$ (2,493,688)	$ (40,883)
Issuance of common stock - Reg CF	-	-	-	-	-	-	-	-	189,027	2	-	-	814,851	-	814,853
Offering costs	-	-	-	-	-	-	-	-	-	-	-	-	(57,582)	-	(57,582)
Stock-based compensation	-	-	-	-	-	-	-	-	-	-	-	-	87,161	-	87,161
Net loss	-	-	-	-	-	-	-	-	-	-	-	-	-	(327,615)	(327,615)
Balance at December 31, 2018	1,139,989	$ 11	1,488,009	$ 15	166,000	$ 2	268,605	$ 3	189,027	$ 2	46,500	$ -	$ 3,297,204	$ (2,821,303)	$ 475,934
Stock-based compensation	-	-	-	-	-	-	-	-	-	-	-	-	186,174	-	186,174
Net loss	-	-	-	-	-	-	-	-	-	-	-	-	-	(167,102)	(167,102)
Balance at December 31, 2019	1,139,989	$ 11	1,488,009	$ 15	166,000	$ 2	268,605	$ 3	189,027	$ 2	46,500	$ -	$ 3,483,378	$ (2,988,405)	$ 495,006

See Independent Auditor's Report and accompanying notes, which are an integral part of these combined financial statements.

VISPIRI INC.
Combined Statements of Cash Flows
For the years ended December 31, 2019 and 2018

	2019	2018
Cash Flows from Operating Activities		
Net loss	$ (167,102)	$ (327,615)
Adjustments to reconcile net loss to net cash used in operating activities:		
Gain on debt extinguishment - related party	(281,605)	-
Bad debt expense	15,754	-
Inventory write-off	16,354	-
Depreciation	95,430	95,120
Amortization	11,084	10,806
Loan discount amortization	4,706	1,553
Stock-based compensation	186,174	87,161
Changes in operating assets and liabilities:		
(Increase)/decrease in accounts receivable	(55,004)	(54,522)
(Increase)/decrease in inventory	(3,753)	(108,265)
(Increase)/decrease in prepaid expenses	1,775	(6,581)
Increase/(decrease) in accounts payable	(24,171)	12,013
Increase/(decrease) in accrued liabilities	76,705	40,724
Increase/(decrease) in deferred revenue	(7,421)	7,421
Net Cash Used in Operating Activities	(131,074)	(242,185)
Cash Flows from Investing Activities		
Purchases of property and equipment	(38,491)	(10,661)
Purchases of intangibles	-	(16,894)
Net Cash Used in Investing Activities	(38,491)	(27,555)
Cash Flows from Financing Activities		
Issuance of common stock - Reg CF	-	814,853
Offering costs	-	(57,582)
Proceeds from notes payable	140,000	185,000
Repayments of notes payable	(122,433)	(116,470)
Repayments of convertible notes payable	(68,361)	(65,685)
Net Cash Provided by/(Used in) Financing Activities	(50,794)	760,116
Net Change In Cash on Hand and in Banks	(220,359)	490,376
Cash on Hand and in Banks at Beginning of Period	568,248	77,872
Cash on Hand and in Banks at End of Period	$ 347,889	$ 568,248
Supplemental Disclosure of Cash Flow Information:		
Cash paid for interest	$ 48,524	$ 47,824
Cash paid for income taxes	$ -	$ -

See Independent Auditor's Report and accompanying notes, which are an integral part of these combined financial statements.

NOTE 1: NATURE OF OPERATIONS

VISPIRI Inc. (individually and collectively with Cleveland Whiskey LLC, "the Company"), a Delaware Corporation, was incorporated on February 14, 2019. Cleveland Whiskey LLC ("the Predecessor Company"), was an Ohio limited liability company organized on July 8, 2009. On January 1, 2020, the Predecessor Company merged with VISPIRI Inc., effectively transferring the Predecessor Company to VISPIRI Inc. The Predecessor Company was dissolved in conjunction with this merger transaction.

The Company produces distilled spirits and ancillary products using a proprietary pressure aging process to dramatically accelerate maturation and flavor profiling.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP). The combined financial statements have been retroactively adjusted to apply the merger of limited liability company and corporation effective at the beginning of the periods presented. Therefore, the combined statement of stockholders' equity reflects the activity and balances as though the Company was a corporation for the periods presented. The Company adopted the calendar year as its basis of reporting.

Principles of Preparation of Combined Financial Statements

On January 1, 2020, VISPIRI Inc. and Predecessor Company entered in a merger transaction, dissolving the Predecessor Company. In accordance with ASC 805-50-45-5, for transactions between entities under common control, combined financial statements and financial information presented for prior periods should be retroactively adjusted to furnish comparative information. Therefore, the combined financial statements presented herein includes the combined activities and balances of VISPIRI Inc. and Cleveland Whiskey LLC, adjusted as though the merger transaction occurred at the beginning of prior periods. The management team operating these entities before and after the merger has remained the same. All intercompany activity and balances are eliminated in these combined financial statements.

Use of Estimates

The preparation of combined financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the balance sheet and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Concentration of Cash Balance

The management considers all cash on hand and in banks and highly liquid securities with an original maturity of less than three months to be cash and cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December

31, 2019, and 2018, the Company's cash in bank balances exceeded federally insured limits by $0 and $154,820, respectively.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are carried at their estimated collectible amounts and are periodically evaluated for collectability based on past credit history with customers and other factors. Provisions for losses on accounts receivable are determined based on loss experience, known and inherent risk in the account balance and current economic conditions. For the years ended December 31, 2019 and 2018, the Company recorded bad debt expense related to its bricx business amounting to $15,754 and $0, respectively, in the combined statements of operations against its accounts receivables.

Inventory

Inventory is stated at the lower of cost or market and accounted for using the weighted average cost method. Inventory as of December 31, 2019 and 2018 is as follows:

	2019	2018
Raw materials	$ 38,812	$ 83,668
Work in progress	254,226	118,813
Finished goods	61,282	164,440
Inventory	$ 354,320	$ 366,921

The management regularly evaluates inventory for possible impairment and obsolescence, and estimate inventory market value based on several subjective assumptions including estimated future demand and market conditions, as well as other observable factors such as current sell-through of the Company's products, recent changes in product demand, global and regional economic conditions, historical experience selling through liquidation and price discounted channels, and the amount of inventory on hand. When the estimated inventory market value is less than its carrying value, the carrying value is adjusted to market value and the resulting impairment charge is recorded in costs of net revenues in the combined statements of operations. For the years ended December 31, 2019 and 2018, the Company wrote off bricx inventory amounting to $16,354 and $0, respectively, to cost goods sold in the combined statements of operations.

Prepaid Expenses

Prepaid expenses include amounts paid in advance for services to be rendered to the Company. For the periods ended December 31, 2019 and 2018, prepaid expenses consisted primarily of insurance payments.

Property and Equipment

Property and equipment are recorded at cost. Depreciation is recorded for property and equipment using the straight-line method over the estimated useful lives of assets, which is currently 5 to 10 years for its capitalized assets. The management reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. Property and equipment as of December 31, 2019 and 2018 and depreciation expense for the years then ended are as follows:

	2019	2018
Equipment	$ 993,603	$ 955,112
Less: Accumulated depreciation	(550,618)	(455,188)
Property and equipment, net	$ 442,985	$ 499,924
Depreciation expense	$ 95,430	$ 95,120

As of December 31, 2019, equipment includes asset under construction amounting to $37,921, incurred in 2019 for the design and construction of new reactor system. No depreciation was recognized as of December 31, 2019 as this equipment is not yet in service.

Intangible Assets

Intangible assets include websites, patents, and trademarks. Costs to acquire these intangible assets are capitalized and amortized over their expected economic useful lives, which is currently 2 years for websites and 20 years for patents. Management has determined that the acquired trademark is an indefinite-live intangible assets and therefore records no amortization expense, but assesses it for impairment annually. Where the future benefits of the rights are unknown, these costs are expensed as incurred. For the years ended December 31, 2019 and 2018, the Company recorded no impairment. Intangible assets as of December 31, 2019 and 2018 and amortization expense for the years then ended are as follows:

	2019	2018
Website	$ 39,700	$ 59,800
Patent	31,894	31,894
Trademark	13,886	13,886
Total	85,480	105,580
Less: Accumulated amortization	(44,640)	(53,656)
Intangible asset, net	$ 40,840	$ 51,924
Amortization expense	$ 11,084	$ 10,806

Impairment of Long-Lived Assets

The management continually monitors events and changes in circumstances that could indicate carrying amounts of long-lived assets may not be recoverable. When such events or changes in circumstances are present, the management assesses the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the future cash flows is less than the carrying amount of those assets, the management recognizes an impairment loss based on the excess of the carrying amount over the fair value of the Company's long-lived assets. Assets to be disposed of are reported at the lower of the carrying amount or the fair value less costs to sell. For the years ended December 31, 2019 or 2018, the Company does not have any impairment losses on long-lived assets.

<u>Fair Value of Financial Instruments</u>

The Company's financial instruments consist primarily of cash on hand and in banks, accounts receivable, accounts payable, accrued liabilities, loans payable and convertible notes payable.

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

As of December 31, 2019 and 2018, the carrying amounts of the Company's financial assets and liabilities reported in the balance sheets approximate their fair value.

<u>Revenue Recognition</u>

ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied. No adjustments to revenue recognition were required from the adoption of ASC 606, which was adopted January 1, 2019 and retroactively applied to the periods presented. The Company generally recognizes revenues upon shipment of its products.

The Company derives income from the production and sale of various bourbons, whiskeys and ryes under the Cleveland Whiskey label, and the sale of bourbon-infused wood chips under the SmokerBricx brand name. In addition, the Company derives minimal amount of income from tours and event revenues, and sale of t-shirts, and other advertising items. Sales for the years ended December 31, 2019 and 2018 were $2,005,312 and $1,687,182, respectively.

Cash received from customer orders but not yet shipped are recorded as deferred revenue. Deferred revenue as of December 31, 2019 and 2018 was $0 and $7,421, respectively.

Cost of goods sold includes product costs and associated freight, direct labor and overhead costs. Cost of goods sold for the years ended December 31, 2019 and 2018 was $901,198 and $710,834, respectively.

Operating Expenses

Operating expenses include selling, marketing, general and administrative, and federal excise taxes. Operating expenses are expensed as incurred. Total operating expenses was $1,503,075 and $1,256,307 for the years ended December 31, 2019 and 2018, respectively.

Shipping and Handling Costs

Shipping and handling costs are expensed as incurred and are included in selling expenses in the statements of operations and amounted to $167,488 and $168,217 for the years ended December 31, 2019 and 2018, respectively. Shipping and handling fees billed to customers are included in sales in the statements of operations.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized.

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the combined financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future.

From its inception until December 31, 2020, the business was primarily done in Cleveland Whiskey LLC and therefore was subject to taxation as a limited liability company, and therefore was treated as a partnership for federal and state income tax purposes with all income tax liabilities and/or benefits of the Company being passed through to the members. As such, no recognition of federal or state income taxes for the Company have been provided for in the accompanying combined financial statements during the years ended December 31, 2019 and 2018.

The Company files U.S. federal and state income tax returns. The Company's tax returns for 2017-2019 remain open to examination by the taxing jurisdictions to which the Company is subject.

Commencing in 2020 after the January 1, 2020 merger, the Company will be taxable as a corporation for federal and state tax purposes.

NOTE 3: GOING CONCERN

The accompanying combined financial statements are prepared on a going concern basis and do not include any adjustments that might result from uncertainty about our ability to continue as a going concern. The Company generated negative cash flows from operating activities and incurred net losses of $167,102 and $327,615 for the years ended December 31, 2019 and 2018, respectively, and has accumulated deficit of $2,988,405 as of December 31, 2019.

The Company's ability to continue as a going concern in the next twelve months following the date the combined financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts.

These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time. The combined financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 4: DEBT FINANCING AGREEMENTS

Notes Payable

The Company has various loan agreements from 2010 to 2017 amounting to $392,979 as of December 31, 2017. Interest rates on these loans range from 3% to 10% per annum with maturity period ranging from 3 years to 27 years. These loans require monthly payment of principal and interest ranging from $202 to $3,292. Most of these loans are secured by the Company's assets. Principal balances outstanding on these loans as of December 31, 2019 and 2018 amounted to $262,899 and $334,767, respectively. Interest expense incurred on these loans for the years ended December 31, 2019 and 2018 amounted to $13,023 and $9,207, respectively. Unamortized discount on these loans amounted to $3,312 and $6,242 as of December 31, 2019 and 2018, respectively.

In 2018, the Company entered in two 5-year term loan agreements with a microlender for a total principal amount of $185,000, bearing average interest of 8.93% per annum. These loans require a total of $3,837 monthly payments of principal and interest, and mature on April 1, 2023 and May 15, 2023. These loans are secured by substantially all of the Company's assets and are guaranteed by

Company's chief executive officer (CEO). The Company incurred $8,580 closing fees related to these loans. Principal balance of these loans was $132,272 and $165,095 as of December 31, 2019 and 2018, respectively. Interest expense on these loans was $13,224 and $10,285 for the years ended December 31, 2019 and 2018, respectively. Unamortized discount on these loans amounted to $5,729 and $7,445 as of December 31, 2019 and 2018, respectively.

On March 26, 2019, the Company entered in a 5-year term loan agreement with a bank for $140,000 which bears interest at 8% per annum. This loan requires $2,846 monthly payments of principal and interest, and matures on March 26, 2024. The loan is secured by substantially all of the Company's assets and is guaranteed by Company's CEO. The Company incurred $450 loan fee on this loan. The outstanding principal balance of this loan was $122,318 as of December 31, 2019. Interest expense on this loan was $7,935 for the year ended December 31, 2019.

Convertible Notes Payable

On January 1, 2017, the Company issued two identical convertible notes to two of its stockholders for a total principal amount of $500,000, bearing interest at 4% per annum, requiring a total of $6,834 monthly payments of principal and interest, and maturing on December 31, 2023. The unpaid and unconverted principal balance was $304,044 and $372,405 as of December 31, 2019 and 2018, respectively. Interest expense on these loans was $13,652 and $16,328 for the years ended December 31, 2019 and 2018, respectively.

At maturity date, the outstanding principal and any accrued interest will be converted into a number of Company's preferred stock, calculated by dividing the outstanding principal and any accrued interest by an amount equal to $2,500,000 divided by the Company's fully diluted capitalization. In case of a liquidation event, as defined in note agreements, before repayment or conversion of these notes, the Company will pay the holders of these notes an amount equal to 250% of the outstanding principal and any accrued interest. In case of an event of default, as defined in note agreements, the entire unpaid principal amount and accrued interest, will be immediately due and payable.

Future Maturities

The future maturity dates on the notes payable and convertible notes payable are as follows as of December 31, 2019:

2020	$ 195,249
2021	182,765
2022	190,446
2023	180,207
2024	54,652
Thereafter	9,173
	$ 812,492

NOTE 5: STOCKHOLDERS' EQUITY

Cleveland Whiskey denominated its membership interests as a series of common unit classifications, which were converted one-for-one into the newly created classes of stockholders' equity in VISPIRI Inc. These combined financial statements retroactively present the equity activity as if the merger had occurred at the beginning of the periods presented, and therefore present all equity authorizations, balances, and activity following VISPIRI Inc.'s records.

The Company authorized 1,139,989 shares of Preferred Stock at $0.00001 par value and 2,583,643 shares of common stock at $0.00001 par value. The Company designated its common stock as 1,488,009 shares of Class A Common Stock, 472,002 shares of Class B Common Stock, 166,000 shares of Class C Common Stock, 268,605 shares of Class D Common Stock, and 189,027 shares of Class E Common Stock.

Preferred Stockholders have liquidation preference of $0.735 per share over common stockholders. As of both December 31, 2019 and 2018, the liquidation preference was $837,892. All Preferred Stockholders have various other rights and preferences over common stockholders, including voting rights on an as-converted basis, 1:1 conversion right with certain dilution protections, and dilution protected dividend rights commensurate with common stockholders.

The Company's issued and outstanding shares of Common Stock is as follows:

- Class A Common Stock are primarily issued as performance-based equity and holders of these shares are entitled to vote. As of December 31, 2019 and 2018, the Company has 1,488,009 shares of Class A Common Stock issued and outstanding.
- Class B Common Stock are primarily issued for the exercise of options issued under the Company's stock option plan and holders of these shares are not entitled to vote. As of December 31, 2019 and 2018, the Company has 46,500 shares of Class B Common Stock issued and outstanding.
- Class C Common Stockholders are not entitled to vote. As of December 31, 2019 and 2018, the Company has 166,000 shares of Class C Common Stock issued and outstanding.
- Class D Common Stockholders are not entitled to vote. As of December 31, 2019 and 2018, the Company has 268,605 shares of Class D Common Stock issued and outstanding. These shares were issued under Regulation CF offering in 2016.
- Class E Common Stockholders are not entitled to vote. In 2018, the Company issued 189,027 shares of Class E Common Stock at $4.31 per share under Regulation CF offering through WeFunder portal. The Company received total gross proceeds of $814,853 from this offering and incurred total offering costs of $57,582. As of December 31, 2019 and 2018, the Company has 189,027 Class E Common Stock issued and outstanding.

Class A Common, Class C Common, Class D Common and Class E Common stockholders have liquidation preferences over Class B Common Stockholders. Class A Common Stockholders have liquidation preference of $0.052 per share, Class C Common Stockholders have liquidation preference of $2.50 per share, Class D Common Stockholders have liquidation preference of $2.69 per share and Class E Common Stockholders have liquidation preference of $4.31. As of both December 31, 2019, and 2018, total liquidation preference over Class B Common Stockholders were $2,029,630.

Stock Options

The Company has adopted the 2020 Stock Incentive Plan (converted from the 2018 Stock Incentive Plan upon merger) (the "Plan"), which provides for the grant of shares of stock options to employees and non-employee directors. The Company has reserved 425,502 shares of Class B Common Stock for issuance under the Plan. The options generally have a term of ten years and vesting generally occurs over a period of immediately to four years. As of December 31, 2019 and 2018, 115,402 and 154,602 shares of Class B Common Stock were available for grant, respectively.

A summary of options activities for the years ended December 31, 2019 and 2018 is as follows:

	December 31, 2019		December 31, 2018	
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Outstanding - beginning of year	270,900	$ 0.44	231,700	$ 0.42
Granted	86,400	$ 0.50	98,000	$ 0.50
Forfeited	(47,200)	$ 0.41	(58,800)	$ 0.43
Outstanding - end of year	310,100	$ 0.47	270,900	$ 0.44
Exercisable at end of year	170,650	$ 0.44	136,200	$ 0.41
Weighted average grant date fair value of options granted during year	$ 3.894		$ 3.376	
Intrinsic value of options outstanding at year-end	$ 1,192,176		$ 1,047,102	
Weighted average duration (years) to expiration of outstanding options at year-end	7.57		7.72	
Weighted average duration (years) to expiration of exercisable options at year-end	6.51		6.72	

The Company measures employee stock-based awards at grant-date fair value and recognizes employee compensation expense on a straight-line basis over the vesting period of the award. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions, including the fair value of the Company's common stock, and for stock options, the expected life of the option, and expected stock price volatility. The Company used the Black-Scholes option pricing model to value its stock option awards. The assumptions used in calculating the fair value of stock-based awards represent management's best estimates and involve inherent uncertainties and the application of management's judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

The expected life of stock options was estimated using the "simplified method," which is the midpoint between the vesting start date and the end of the contractual term, as the Company has limited historical information to develop reasonable expectations about future exercise patterns and employment duration for its stock options grants. The simplified method is based on the average of the vesting tranches and the contractual life of each grant. For stock price volatility, the Company uses comparable public companies as a basis for its expected volatility to calculate the fair value of options grants. The risk-free interest rate is based on U.S. Treasury notes with a term approximating the expected life of the option. The estimation of the number of stock awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from the Company's current estimates, such amounts are recognized as an adjustment in the period in which estimates are revised. In accordance with ASC 718, as a private company, the Company has elected to use a 0% forfeiture rate in calculating its stock compensation expense.

The stock option issuances were valued using the using the following inputs for the years ended December 31, 2019 and 2018:

	2019	2018
Risk Free Interest Rate	1.45% - 2.56%	2.38% - 2.76%
Expected Dividend Yield	0.00%	0.00%
Expected Volatility	50.00%	50.00%
Expected Life (years)	7	7
Fair Value per Stock Option	$3.89 - $3.92	$2.31 - $3.92

The Company calculated its estimate of the value of the stock-based compensation granted for the years ended December 31, 2019 and 2018 under FASB ASC 718, and recorded compensation costs related to the stock option grants of $186,174 and $87,161, respectively. As of December 31, 2019 and 2018, there was $437,222 and $340,917 of stock-based compensation to be recognized over a weighted-average period of approximately 3 years and 3 years, all respectively.

NOTE 6: RELATED PARTY TRANSACTIONS

As discussed in Note 4, on January 1, 2017, the Company issued two convertible notes to two of its stockholders, amounting to $250,000 each.

The Company executed and signed a change in control (CIC) agreement with its CEO effective December 31, 2019. This agreement granted the Company's CEO a transaction bonus equal to 2.99 times of his average annual base salary over the most recent 5 years prior to the "change of control transaction," subject to his continued employment with the Company. The change of control transaction shall be a deemed liquidation event provided, however, that the transaction constitutes a "change in control event" within the meaning of Treasury regulations. The agreement was executed in lieu of the deferred wages accruing to the Company's CEO as of the effective date, and as a result, the $281,605 deferred wages previously recognized under accrued liabilities as of December 31, 2019 was reversed and recognized as a gain on debt extinguishment in the statement of operations for the year ended December 31, 2019. Any liability resulting in the future from the CIC will be recognized in the amount ultimately received by the CEO upon resolution of the contingency.

NOTE 7: CONTINGENCIES

As discussed in Note 6, the Company executed a CIC agreement with the Company's CEO for which the liability of the Company is contingent upon the happening of the change in control transaction.

As of December 31, 2019, no expense and liability were recognized in relation to this agreement as the management believes that the likelihood of the liquidity event was remote.

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

NOTE 8: CONCENTRATIONS

The Company produces a limited product line for which the Company is distributing only to certain geographical regions. As a result, the Company may be vulnerable to adverse operational or regulatory events relating to the sale or distribution of distilled spirits in these regions, in any one state or locality in that region, or through one or more of the Company's distributors in these regions.

Due to the control state structure of alcoholic sales in Ohio, approximately 67% of sales for both 2019 and 2018 were facilitated through one customer, the State of Ohio. The Company may encounter difficulties in replacing this distributor should such become necessary.

NOTE 9: LEASE COMMITMENT

The Company entered into a lease agreement for distillery, production and office space, including parking space, which commenced on April 1, 2017 and for a period of 3 years ending March 31, 2020. Base rental payments escalate annually, from initial monthly rate of $2,250 to $4,050 per month. Monthly rent for parking space is fixed at $68 per space. No deposit was paid on this lease agreement.

Effective April 15, 2019, the lease agreement was amended to extend up to September 30, 2020 and for additional parking space from 9 to 12. The lease is currently operating under the same terms as this latest extension.

Rent expense for the years ended December 31, 2019 and 2018 was $58,392 and $41,249, respectively.

Future minimum lease payments under this lease agreement in 2020 is $43,794.

NOTE 10: RECENT ACCOUNTING PRONOUNCEMENTS

In May 2014, the FASB issued ASU 2014-09, *Revenue from Contracts with Customers* (Topic 606). This ASU supersedes the previous revenue recognition requirements in ASC Topic 605—Revenue Recognition and most industry-specific guidance throughout the ASC. The core principle within this ASU is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. In August 2015, the FASB issued ASU 2015-14, *Revenue from Contracts with Customers*, which deferred the effective date for ASU 2014-09 by one year to fiscal years beginning after December 15, 2018, while providing the option to early adopt for fiscal years beginning after December 15, 2016. Transition methods under ASU 2014-09 must be through either (i) retrospective application to each prior reporting period presented, or (ii) retrospective application with a cumulative effect adjustment at the date of initial application. The Company adopted this new standard effective January 1, 2019.

In February 2016, the FASB issued ASU 2016-02, *Leases* (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2020, including interim periods within those fiscal years. Early adoption is permitted. The Company is currently reviewing the impact of this pronouncement.

In June 2018, the FASB issued ASU No. 2018-07, Compensation - Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting ("ASU 2018-07"). ASU 2018-07 eliminates the separate accounting model for nonemployee share-based payment awards and generally requires companies to account for share-based payment transactions with nonemployees in the same way as share-based payment transactions with employees. The accounting remains different for attribution, which represents how the equity-based payment cost is recognized over the vesting period, and a contractual term election for valuing nonemployee equity share options. ASU 2018-07 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2018 with early adoption permitted. The Company adopted this standard effective January 1, 2018.

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying balance sheets. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 11: SUBSEQUENT EVENTS

Merger

On January 1, 2020, VISPIRI Inc. and Cleveland Whiskey LLC entered in a merger transaction. At the time of the merger, all membership units of Cleveland Whiskey LLC were converted into equivalent shares of Common Stock and Preferred Stock of VISPIRI Inc., the latter being the surviving entity after the merger.

PPP Loans

On April 23, 2020, the Company obtained a Paycheck Protection Program (PPP) loan from a bank amounting to $193,100. This loan bears interest at 1% per annum and will mature 2 years from the date of first disbursement of the loan, including the deferral of the first 6 months from the date of first disbursement of the loan. This loan requires 18 monthly payments of principal and interest after the 6 months deferment period. The loan is forgivable if certain conditions are met and the Company expects to meet those conditions, though no assurance can be given that any amount will be forgiven.

On May 20, 2020, the Company obtained a secured disaster loan from U.S. government agency amounting to $150,000, which bears interest at 3.75% per annum. This loan will mature 30 years from date of the promissory note and requires $731 monthly payments of principal and interest, 12 months after the date of the promissory note. This loan is secured by Company's assets.

On July 13, 2020, the Company obtained a recovery loan from a microlender amounting to $20,000, which bears interest at 6% per annum. This loan requires $357 monthly payments of principal and interest, starting September 1, 2020. The loan is guaranteed by the Company's CEO.

Grant Agreement

On March 21, 2020, the Company entered into a $500,000 grant agreement with a state services agency. These funds were granted to provide financial assistance and shall be used solely to undertake and complete the activities to retool or restore personal protective equipment (PPE) production to Ohio facilities.

Lease Agreement

Effective July 14, 2020, the Company signed a lease agreement for a new facility, the Malcom Building. The lease term is 15 years and subject to 3 consecutive renewal terms of 10 years each after the initial term. Monthly rental is free for year 1, $8,494 per month for year 2, $10,193 per month for year 3 to 13 and $11,892 for year 14 to 15. Rental deposit paid on this lease agreement amounted to $7,815.

Management's Evaluation

Management has evaluated subsequent events through October 29, 2020, the date the combined financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these combined financial statements.